[PMFG Letterhead]
May 18, 2011
Mr. John M. Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
PMFG, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Forms 10-Q for the Periods Ended October 2, 2010 and
January 1, 2011
Definitive Proxy Statement on Schedule 14A filed October 20, 2010
File No. 1-34156

Dear Mr. Hartz:
Set forth below are the responses of PMFG, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the "Commission”) contained in the letter received by facsimile on May 4, 2011 (the “Comment Letter”), concerning the above-referenced filings. The Comment Letter was sent with respect to the Company’s response letter dated April 21, 2011 to previous comments of the Staff dated March 15, 2011 related to the above-referenced filings.
For ease of reference, I have included the text of the Staff’s comment in bold-face type below, followed by the Company’s response.
FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations — Consolidated, page 37
1.
We note from your response to comment five from our letter dated March 15, 2011. So that we may better understand the reasons for the increase to your warranty provision in fiscal 2011, please supplementally explain to us the improved information that you now have regarding claims history. To the extent that this improved claims history has caused you to change the assumptions you use to determine your warranty provision, please show us how you will revise your critical accounting policy disclosures (currently presented on page 49) in future filings to describe these assumption changes and quantify the impact of the changes on your warranty provision.

Mr. John M. Hartz
Securities and Exchange Commission
May 18, 2011

Response: As disclosed in our quarterly and annual financial statements, warranty expense was $686,000, $443,000, $3,324,000, and $1,080,000 for the fiscal years ended June 30, 2008, 2009, 2010 and the nine month period ended April 2, 2011, respectively. The increase in warranty expense over the historical period reflects an increase in Company’s customer base and product offering, primarily as a result of the acquisition of Nitram Energy Inc. and Subsidiaries (“Nitram”) on April 30, 2008, as well as two more isolated warranty events which became known in fiscal year 2010. The Company advises the Staff that it did not change the estimation process or significant assumptions utilized in the estimation of warranty obligations for the fiscal year ended June 30, 2010.
In the Company’s periodic filing on Form 10-Q for the nine month period ended April 2, 2011, we added the following significant accounting policy:
Warranty Costs The Company provides to its customers product warranties for specific products during a defined period of time, generally less than 18 months after shipment of the product. Warranties cover the failure of a product to perform after it has been placed in service. The Company reserves for estimated future warranty costs in the period in which the revenue is recognized based on historical experience, expectation of future conditions, and the extent of backup concurrent supplier warranties in place. Warranty costs are included in the costs of goods sold.
In future filings, the critical accounting policies disclosed under Item 7 in the Company’s periodic filing on Form 10-K will reflect similar disclosure.
* * * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John M. Hartz
Securities and Exchange Commission
May 18, 2011

If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 559-6340, or by facsimile at (972) 559-6320.
Very truly yours,
/s/ Melissa Beare
Melissa Beare

cc:	Peter J. Burlage, PMFG, Inc. Ronald L. McCrummen, PMFG, Inc. James O’Bannon, Jones Day Charles Haag, Jones Day;